UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

J. ALEXANDER’S CORPORATION

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC.

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

NEW ATHENA MERGER SUB, INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.05 PER SHARE (INCLUDING THE ASSOCIATED

SERIES A JUNIOR PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue Jacksonville, Florida 32204

(904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$84,373,088	$9,670

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 5,999,735 shares of common stock, par value $0.05 per share, of J. Alexander’s Corporation (“J. Alexander’s”) outstanding, multiplied by (B) the offer price of $13.00 per share, and (ii) (A) 920,625 shares of common stock, par value $0.05 per share, of J. Alexander’s issuable pursuant to outstanding options with an exercise price less than the offer price of $13.00 per share, multiplied by (B) the offer price of $13.00 per share minus the weighted average exercise price for such options of $6.07 per share. The number of shares of common stock, par value $0.05 per share, of J. Alexander’s outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided to Parent by J. Alexander’s as of July 31, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .00011460.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) New Athena Merger Sub, Inc., a Tennessee corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), (ii) Fidelity National Special Opportunities, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“FNSO”) and (iii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights, the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), at a purchase price of $13.00 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is J. Alexander’s Corporation, a Tennessee corporation. J. Alexander’s principal executive offices are located at 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202. J. Alexander’s telephone number at such address is (615) 269-1900.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.05 per share (including the associated Series A Junior Preferred Stock Purchase Rights), of J. Alexander’s. J. Alexander’s has advised Parent and Purchaser that, as of July 31, 2012, there were (i) 5,999,735 Shares issued and outstanding (inclusive of Shares held pursuant to J. Alexander’s Employee Stock Ownership Plan (as amended and restated), effective January 1, 2002 (the “ESOP”)) and (ii) 1,006,125 Shares issuable upon the exercise of outstanding options (of which 920,625 have an exercise price less than the Offer Price).

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by Parent, FNSO and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” and in Schedule I attached thereto is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Background of the Offer, Past Contacts or Negotiations with J. Alexander’s,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Background

of the Offer; Past Contacts or Negotiations with J. Alexander’s,” “Purpose of the Offer; Plans for J. Alexander’s,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for J. Alexander’s,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” and “The Merger Agreement; Other Agreements” and Schedule I attached thereto, is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Background of the Offer; Past Contacts or Negotiations with J. Alexander’s,” “Purpose of the Offer; Plans for J. Alexander’s” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 6, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on July 31, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on July 31, 2012).

(a)(5)(B)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal.

(a)(5)(C)	Press Release issued by Fidelity National Financial Inc. on August 6, 2012.

(b)(1)	Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on April 19, 2012).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), New Athena Merger Sub, Inc., and J. Alexander’s Corporation.

(d)(2)	Confidentiality Letter Agreement, dated as of March 18, 2012, by and between Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation.

(d)(3)	Confidentiality Agreement, dated as of April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW ATHENA MERGER SUB, INC.

By:	/s/ Goodloe Partee
Name:	Goodloe Partee
Title:	Authorized Person

Dated: August 6, 2012

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 6, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on July 31, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on July 31, 2012).

(a)(5)(B)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal.

(a)(5)(C)	Press Release issued by Fidelity National Financial Inc. on August 6, 2012.

(b)(1)	Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on April 19, 2012).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), New Athena Merger Sub, Inc., and J. Alexander’s Corporation.

(d)(2)	Confidentiality Letter Agreement, dated as of March 18, 2012, by and between Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation.

(d)(3)	Confidentiality Agreement, dated as of April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders.